RF INDUSTRIES, LTD.	For Immediate Release
RF Connector & Cable Assembly / RF Wireless
Investor Contact: Neil Berkman Associates (310) 826 - 5051 info@berkmanassociates.com	Company Contact: Howard Hill, President (858) 549-6340 rfi@rfindustries.com

RF Industries Fourth Quarter Sales Increase 31% to a Record $5,001,000;
Net Income Jumps 62% to $435,000, or $0.13 per diluted share

Fiscal 2010 Sales Increase 15% to 16,322,000;
Net Income Advances 86% to $1,220,000, or $0.38 per diluted share

SAN DIEGO, CA -- January 12, 2011 -- RF INDUSTRIES, LTD., (NASDAQ:RFIL) today announced results for the fourth quarter and fiscal year ended October 31, 2010.

Fourth Quarter Results
Sales for the fourth quarter ended October 31, 2010 increased 31% to a record $5,001,000, compared to sales of $3,811,000 in the fourth quarter last year.  Net income jumped 62% to $435,000, or $0.13 per diluted share, compared to $268,000, or $0.08 per diluted share, in the same quarter last year.
"Record fourth quarter sales are attributable to a 13% sales gain at the RF Connector and Cable Division, with strong sales at Connector products, cable assemblies, custom connector products and retail operations.  Operating profitability improved due to higher sales and reduced operating expenses, as a percent of sales, primarily associated with a 33% sales gain at RF Connectors and Cable Assembly," said Howard Hill, President and CEO of RF Industries.

Fiscal 2010 Results
For the fiscal year ended October 31, 2010, sales increased 15% to $16,322,000, compared to $14,213,000 in fiscal 2009.  Net income advanced 86% to $1,220,000, or $0.38 per diluted share, compared to $656,000, or $0.20 per diluted share, for fiscal 2009.
"RFI's 18th consecutive year of profitability was led by the RF Connector and Cable Assembly segment's 16% sales gain to $14,094,000, lower operating expenses, as a percent of sales, and improved operating margins.  Sales increased 30% at Bioconnect, our Medical Cabling and Interconnector Division, to a record $1,725,000 and Bioconnect's operating margin also improved," said Hill.
Sales were down at the RF Wireless segment due to continuing weakness in wireless capital goods spending and public safety agency wireless infrastructure spending.
"The strong fourth quarter sales rate has continued into the current first quarter, which is typically our seasonally weakest quarter of the fiscal year.  With sales gains already in hand, particularly at our Bioconnect and Aviel business operations, we expect RFI will report improved revenue and net income for the first quarter ending January 31, 2011, compared to the same quarter in fiscal 2010," said Howard Hill, RFI's CEO and President.

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RF Industries Fourth Quarter Sales Increase 31% to a Record $5,001,000
January 12, 2011
Page Two

As of October 31, 2010, RFI reported cash and cash equivalents of $4,729,000 and investments in short and long-term certificates of deposits of $5,524,000 for a total of $10,253,000 in liquid, short-term and long-term capital resources, working capital of $15,655,000, a current ratio of 9 to 1, no long-term debt and stockholders' equity of $16,914,000, or $5.77 per share.  RFI established a strong cash reserve in recent years with the intent of improving the Company's flexibility to consummate a significant acquisition.  In fiscal 2009, RFI repurchased over 380,000 shares of common stock at an average cost of approximately $4.20 per share.  No common stock was repurchased in fiscal 2010 and none has been repurchased in the current fiscal year to date.

About RF Industries
RF Industries conducts operations through six related divisions.  The RF Connectors and Cable Assembly segment designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices.  This business segment includes Aviel Electronics, which provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies and Oddcables.com, formerly known as Worswick, which provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers.  Bioconnect, which constitutes the Medical Cabling and Interconnector segment, designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.  The RF Wireless segment includes Neulink, which designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems and RadioMobile, an OEM provider of end-to-end mobile wireless network solutions for public safety, emergency medical, transportation and industrial customers.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, increased competition, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

(tables attached)
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RF INDUSTRIES, LTD.
CONDENSED STATEMENTS OF INCOME
(in thousands, except per share and share amounts)
(unaudited)

	Three Months Ended		Year Ended
	October 31,		October 31,
	2010	2009	2010	2009

Net sales	$5,001	$3,811	$16,322	$14,213
Cost of sales	2,441	1,899	8,159	7,308

Gross profit	2,560	1,912	8,163	6,905

Operating expenses:
Engineering	263	244	888	1,050
Selling and general	1,533	1,212	5,134	4,739
Goodwill impairment	--	--	137	210

Total Operating expenses	1,796	1,456	6,159	5,999

Operating income	764	456	2,004	906

Interest income	18	44	87	194

Income before provision for income taxes	782	500	2,091	1,100

Provision for income taxes	347	232	871	444

Net income	$435	$268	$1,220	$656

Earnings per share:
Basic	$0.15	$0.09	$0.43	$0.22
Diluted	$0.13	$0.08	$0.38	$0.20

Weighted average shares outstanding
Basic	2,888,582	2,848,759	2,859,803	2,951,002
Diluted	3,363,117	3,160,091	3,242,805	3,248,904

Dividends paid	$84	--	$84	$95

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(in thousands, except per share and share amounts)

	October 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,729	$1,226
Certificates of deposit	4,578	6,477
Trade accounts receivable, net	2,558	2,263
Inventories	4,608	4,985
Other current assets	448	341
Deferred tax assets	613	478

TOTAL CURRENT ASSETS	17,534	15,770

Property and equipment, net	530	566
Long term certificates of deposit	946	--
Goodwill	--	137
Amortizable intangible asset, net	--	27
Note receivable from stockholder	67	67
Other assets	32	31

TOTAL ASSETS	$19,109	$16,598

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$538	$225
Accrued expenses	1,217	673
Income taxes payable	124	75

TOTAL CURRENT LIABILITIES	1,879	973

Deferred tax liabilities	19	51
Other long-term liabilities	297	321

TOTAL LIABILITIES	2,195	1,345

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - authorized 10,000,000 shares of $0.01 par
value; 2,930,882 and 2,848,313 shares issued and outstanding	29	28
Additional paid-in capital	7,026	6,502
Retained earnings	9,859	8,723

TOTAL STOCKHOLDERS' EQUITY	16,914	15,253

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$19,109	$16,598